Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-269041

Retail Opportunity Investments Corp.
Prospectus Supplement No. 1 to
Reoffer Prospectus, dated December 28, 2022
Up to 8,733,698 Shares of Common Stock
This Prospectus Supplement No. 1, dated June 21, 2023 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Retail Opportunity Investments Corp. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on December 28, 2022 (the “Prospectus”), relating to the resale of shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (our “common stock”), which may be offered and sold from time to time by certain of our officers and directors, their family members, trusts for their benefit, or entities that they control (collectively, the “selling stockholders”), who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and who have acquired or will acquire such Shares in connection with the exercise of stock options granted, and with stock or other equity awards made, and with the purchase of stock under certain of our benefit plans.
You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.
Our common stock is listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “ROIC.” The last reported closing sale price of our common stock on the NASDAQ on June 20, 2023 was $13.42 per share.
The Shares may be offered from time to time by any or all of the selling stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such selling stockholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a selling stockholder decides to sell its Shares. We will not receive any proceeds from sales of the Shares by any of the selling stockholders. Brokers or dealers effecting transactions in these Shares should confirm that the Shares are registered under applicable state law or that an exemption from registration is available. The selling stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of Shares of those selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act. See “Plan of Distribution” in the Prospectus.
This Supplement updates certain information regarding the ownership of our common stock by certain selling stockholders as of June 20, 2023. The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety with the disclosures set forth below under the caption “Selling Stockholders” primarily for the purpose of updating the table of selling stockholders contained in the Prospectus. Terms not otherwise defined herein shall have the meanings set forth in the Prospectus. No additional securities are being registered hereby.
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” on page 4 of the Prospectus and the other risk factors set forth in our periodic and other filings with the SEC including those set forth in our Annual Report on Form 10-K for the year ended December 31, 2022 and in other periodic filings we file with the SEC in the future for a discussion of certain factors that should carefully be considered by prospective purchasers.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated June 21, 2023.

SELLING STOCKHOLDERS
This prospectus relates to the shares of our common stock that are being registered for reoffer and resales by selling stockholders who have acquired or may acquire shares of our common stock under the Plan. The selling stockholders may resell any or all of the shares of our common stock, when issued, subject to vesting conditions in some cases, while this prospectus is effective.
Officers and directors, their family members, trusts for their benefit, or entities that they control, that acquire common stock under our benefit plans may be added to the selling stockholder list below by a prospectus supplement filed with the SEC. The number of shares of our common stock available to be sold by any selling stockholder under this prospectus also may be increased or decreased by a prospectus supplement, subject to the aggregate number of shares included within this prospectus. Although a person’s name is included in the table below, neither that person nor we are making an admission that the named person is our “affiliate.” Each selling stockholder will receive all of the net proceeds from the sale of such stockholder’s shares covered by this prospectus.
The following table identifies each selling stockholder of the Company and sets forth, based on the information available to us on June 20, 2023, (i) the name and relationship to us of each selling stockholder; (ii) the number of shares of our common stock outstanding that, to our knowledge, are beneficially owned by such selling stockholder; (iii) the number of shares of our common stock that are available to be sold by such selling stockholder; and (iv) the number of shares of our common stock that will be owned by such selling stockholder and the percentage, if 1% or more, of our common stock outstanding that such shares will represent after the completion of this offering.

		Shares Beneficially Owned as of June 20, 2023(2)(5)(6)		Shares Beneficially Owned After the Offering(2)(4)
Selling Stockholder(1)	Position		Shares Available to be Sold(3)	Number	Percentage of Class
Richard A. Baker	Chairman of the Board of Directors	336,629	161,061	175,568	*
Michael B. Haines	Chief Financial Officer	375,869	372,803	3,066	*
Angela K. Ho	Director	19,223	19,223	—	*
Michael J. Indiveri	Director	94,457	61,057	33,400	*
Zabrina M. Jenkins	Director	12,067	12,067	—	*
Lee S. Neibart	Director	129,907	61,057	68,850	*
Adrienne B. Pitts	Director	12,067	12,067	—	*
Laura H. Pomerantz	Director	55,557	30,557	25,000	*
Richard K. Schoebel	Chief Operating Officer	497,063	497,048	15	*
Stuart A. Tanz	Director and Chief Executive Officer	2,112,560	1,602,795	509,765	*
Eric S. Zorn	Director	83,169	83,169	—	*
__________________
*    Less than 1% of outstanding shares of our common stock
(1)    The address of each selling stockholder listed in the following table is c/o Retail Opportunity Investments Corp., 11250 El Camino Real, Suite 200, San Diego, California 92130.
(2)    As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding or otherwise has or shares (i) the power to vote or direct the voting of such security or (ii) investment power, which includes the power to dispose or to direct the disposition of such security. In addition, a person is deemed to be the beneficial owner of a security, if that person has the right to acquire beneficial ownership of such security within 60 days. Options or warrants held by a person are deemed to have been exercised for the purpose of computing the percentage of outstanding shares of our common stock beneficially owned by such person, but shall not be deemed to have been exchanged or exercised for the purpose of computing the percentage of outstanding shares of our common stock beneficially owned by any other person.
(3)    The number of shares of our common stock that are available to be sold includes (i) shares of our common stock previously acquired by each selling stockholder pursuant to awards previously granted under the Plan and (ii) shares of our common stock that may be acquired pursuant to awards previously granted under the Plan, assuming the vesting of all awards.
(4)    Based on 126,003,795 shares of our common stock issued and outstanding as of June 20, 2023. Since the selling stockholders may sell all, some or none of the shares of our common stock that they hold, we have estimated the amounts and percentages of shares of our common stock that the selling stockholders will hold after completion of this offering by assuming that the selling stockholders (a) will not acquire the beneficial ownership of any additional shares of our common stock, (b) will dispose of only shares offered under this prospectus prior to completion of this offering, and (c) will sell all of the shares which are available to be sold under this prospectus. The selling stockholders are not required to sell any shares of our common stock and there is no assurance that any of the selling stockholders will sell any or all of the shares of our common stock covered by this prospectus.
(5)    Each director and named executive officer has sole voting and investment power with respect to these shares, except that (i) the Indiveri Group LLC, a limited liability company, holds 8,400 shares whose interests are owned 50% by Mr. Indiveri and 50% by his spouse, (ii) all of the shares held by Mr. Schoebel are held by the Schoebel Family Trust dated June 7, 2013 whose interests are owned 50% by Mr. Schoebel and 50% by his spouse and (iii) 225,000 of the shares held by Mr. Tanz are held by two grantor retained annuity trusts of which Mr. Tanz is the sole annuitant and trustee and 1,887,560 shares or OP Units, as the case may be, are held by the Stuart A. Tanz Separate Property Trust U/A dated 6/16/2006 of which Mr. Tanz’s spouse is a trustee.
(6)    Includes unvested Restricted Shares granted to our named executive officers and directors as follows: Mr. Baker - 26,756 Restricted Shares subject to time-based vesting; Mr. Haines - 77,787 Restricted Shares subject to time-based vesting; Mr. Tanz - 251,672 Restricted Shares subject to time-based vesting; Mr. Schoebel - 85,311 Restricted Shares subject to time-based vesting; Ms. Ho - 6,653 Restricted Shares subject to time-based vesting; Mr. Indiveri - 6,653 Restricted Shares subject to time-based vesting; Ms. Jenkins - 6,653 Restricted Shares subject to time-based vesting; Mr. Neibart - 6,653 Restricted Shares subject to time-based vesting; Ms. Pitts - 6,653 Restricted Shares subject to time-based vesting; Ms. Pomerantz - 6,653 Restricted Shares subject to time-based vesting; and Mr. Zorn - 6,653 Restricted Shares subject to time-based vesting. Includes OP units that may be redeemed for shares of Common Stocks at our option on a one-for-one basis, subject to certain adjustments as follows: Mr. Baker - 12,635 OP units; Mr. Haines - 36,011 OP units; Mr. Tanz - 113,727 OP units; and Mr. Schoebel - 39,487 OP units.